EXHIBIT 3.4

                               AMENDMENT TO BYLAWS

     The following sections are deleted effective February 15, 2000 and replaced with the following:

     Section 1.01. PRINCIPAL OFFICE. The principal office of the Corporation shall be located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012 unless otherwise established by a vote of a majority of the board of directors in office.

     Section 2.01. ANNUAL MEETING. The board of directors may determine the place, date and time of the annual meeting of the stockholders, but if no such place, date and time is fixed, the meeting for any calendar year shall be held at the principal office of the corporation at 10:00 a.m. on the second Wednesday of May of such year. If that day is a legal holiday, the meeting shall be held on the next succeeding day that is not a legal holiday. At that meeting, the stockholders entitled to vote shall elect directors and transact such business as may properly be brought before the meeting.